Robert A. Forrester

Attorney at Law

1755 North Collins Blvd.,

Suite 360

Richardson, TX 75080

(972) 437-9898

Fax (972) 480-8406

raforrester@sbcglobal.net

December 17, 2015

Lauren Nguyen

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Santa Fe Petroleum, Inc.
Registration Statement on Form 10
File No. 0-55503

Dear Ms. Nguyen:

This letter is to confirm the conversation I had on December 16 with Jason Langford of the staff wherein I indicated that Santa Fe Petroleum presently anticipates responding to the staff’s comment letter of November 20, 2015, around December 23, 2015.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester